Exhibit 99.2
                                                                  ------------



Slide 1
-------


                               [GRAPHIC OMITTED]
                                     A S M L



Q1 2004 Results


April 21, 2004




Slide 2
--------

Safe Harbor

"Safe Harbor" Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed during this presentation include forward-looking statements that are subject to risks and uncertainties including, but not limited to, economic conditions, product and pricing, manufacturing efficiencies, new products development, ability to enforce patents, availability of raw materials and critical manufacturing equipment, trade environment, and other risks indicated in filings with the U.S. Securities and Exchange Commission.


Slide 3
-------

Agenda

o    Summary Q1 2004

o    Financial Summary

o    Focus Q2 2004


Slide 4
-------

Summary Q1 2004


Slide 5
-------

Summary Q1 2004: good, solid results

o    Revenue for system sales and service: M Euro 453

o    Sold 58 lithography systems: 42 new, 16 refurbished

o    Increased backlog to 163 systems, up 31% Q-o-Q

o Increased backlog ASP for new systems from M Euro 9.2 to M Euro 9.6

   Net income: M Euro 21, an increase of 31% Q-o-Q

o    Improved gross margin to 32.2% from 28.5% in Q4 2003



Slide 6
-------

Financial summary


Slide 7
-------

Total revenues M Euro

                     2000      2001       2002     2003       2004
------------------------------------------------------------------
Semi-annual          1180       830          -        -          -
------------------------------------------------------------------
Q1                      -         -        179      318        453
------------------------------------------------------------------
Q2                      -         -        609      329          -
------------------------------------------------------------------
Q3                      -         -        351      370          -
------------------------------------------------------------------
Q4                      -         -        820      526          -
------------------------------------------------------------------
Total                2673      1589       1959     1543          -
------------------------------------------------------------------

Slide 8
-------

New and used system revenues by region, type and technology: Q1 2004


Region
--------
Asia                 69%
U.S.                 21%
Europe               10%

Type
------

Scanners 300 mm      56%
Scanners 200 mm      40%
Steppers              4%

Technology
--------------

248 nm               66%
193 nm               20%
365 nm               14%

Slide 9
-------

Overview historical financials consolidated M Euro

-----------------------------------------------------------------------------------------------------------------------
                             ASML                        2003 FY                  2003 Q1                 2004 Q1
-----------------------------------------------------------------------------------------------------------------------
 Net sales                                           1,543      100.0%         318      100.0%         453      100.0%

 Gross profit                                          369       23.9%          53       16.6%         146       32.2%

 R&D costs                                             287       18.6%          76       23.9%          70       15.4%

 SG&A costs                                            237(1)    15.4%          67(2)    21.0%          42(3)     9.2%

 Operating income from continuing operations          (155)    (10.0)%         (90)    (28.5)%          34        7.6%

 Net income from continuing ops.                      (125)     (8.1)%         (69)    (21.6)%          21        4.5%

 Net income from discont. ops.                         (36)     (2.3)%         (13)     (4.2)%           0        0.0%
------------------------------------------------------------------------------------------------------------------------
 Total net income                                     (160)    (10.4)%         (82)    (25.8)%          21        4.5%
========================================================================================================================

______________________

Prior year financial statements have been restated to reflect the impact of discontinued operations
(1)  SG&A costs include restructuring expenses of M Euro 24
(2)  SG&A costs include restructuring expenses of M Euro 6
(3)  SG&A costs include a positive adjustment of M Euro 6 for restructuring expenses



Slide 10
--------

Cash flow M Euro

-----------------------------------------------------------------------------------------------------------
                                                                2003 FY          2003 Q1           2004 Q1
-----------------------------------------------------------------------------------------------------------
Net income                                                       (125)             (69)               21

Depreciation and amortization                                     157               35                26

Effects of changes in assets and liabilities                      477               93                62
-----------------------------------------------------------------------------------------------------------
Cash flow from operations                                         509               59               109
-----------------------------------------------------------------------------------------------------------

Cash flow from investing activities                               (26)             (19)                2

Cash flow from financing activities                               (68)               0                 7

Cash flow from discontinued operations                             13              (12)                -

Effect of changes in exchange rates on cash                       (69)              (8)                6
-----------------------------------------------------------------------------------------------------------
Net cash flow                                                     359               20               124
===========================================================================================================

Prior year financial statements have been restated to reflect the impact of discontinued operations




Slide 11
--------

Balance sheet as of Mar 28, 2004 M Euro


 ------------------------------------------------------------------------------------------------------
 ASSETS                                                    Dec 2003                     Mar 2004
 ------------------------------------------------------------------------------------------------------
 Cash and cash equivalents                          1,028          35.8%           1,152         38.2%

 Accounts receivable, net                             314          10.9%             317         10.5%

 Inventories, net                                     595          20.8%             599         19.9%

 Other assets                                         193           6.7%             225          7.5%

 Tax assets                                           375          13.1%             380         12.6%

 Fixed assets                                         363          12.7%             341         11.3%
 ------------------------------------------------------------------------------------------------------
 TOTAL ASSETS                                       2,868           100%           3,014        100.0%
 ======================================================================================================

 LIABILITIES and SHAREHOLDERS' EQUITY

 Current liabilities                                  676          23.5%             765         25.4%

 Tax liability                                        180           6.3%             180          6.0%

 Long term debts                                      871          30.4%             890         29.5%

 Shareholders' equity                               1,141          39.8%           1,179         39.1%
 ------------------------------------------------------------------------------------------------------
 TOTAL LIABILITIES & SHAREHOLDERS' EQUITY           2,868           100%           3,014        100.0%
 ======================================================================================================

Prior year financial statements have been restated to reflect the impact of discontinued operations.
Numbers have been rounded for readers' convenience



Slide 12
--------


Backlog:  litho units vs. value


                      Jan 02  Mar 02  Jun 02  Sep 02  Dec 02  Mar 03  Jun 03  Sep 03  Dec 03  Mar 04
Backlog units            111     117     160      93     103      87      62      91     124     163
Backlog value (MEuro)   1141    1215    1570     930    1030     870     678     859     993    1357




Slide 13
--------


                    Backlog lithography per March 28, 2004

                           Total value M Euro 1,357


Value per type
--------------

Scanners 300 mm      64%
Scanners 200 mm      33%
Steppers              3%

Value per technology
--------------------

248 nm               52%
193 nm               33%
365 nm               15%


Value per region
----------------
Taiwan               17%
Korea                19%
U.S.                 24%
Singapore            16%
China                13%
Europe               11%


Value per end-use
-----------------
Foundry              46%
Memory               30%
IDM                  24%


Slide 14
--------

Backlog as of March 28, 2004

----------------------------------------------------------------------
                    New Systems    Used Systems  Total Backlog
                      Backlog         Backlog
----------------------------------------------------------------------
Units                135              28             163
----------------------------------------------------------------------
Value                M Euro 1,293   M Euro 64      M Euro 1,357
----------------------------------------------------------------------
ASP                  M Euro 9.6     M Euro 2.3     M Euro 8.3
----------------------------------------------------------------------

              Numbers have been rounded for readers' convenience



Slide 15
--------

Focus Q2 2004


Slide 16
--------

Focus Q2 2004

o Continue to reduce Cost of Goods and contain operational costs
o      Improve gross margin by 2% Q-o-Q
o      Deliver first TWINSCAN XT:1250
o      Continue to focus on Value of Ownership with customers
o      Maintain control of working capital
o      Build on leadership position


Slide 17
--------


                                [GRAPHIC OMITTED]


                                      ASML

                                   Commitment